SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated

Results for the Second Quarter 2010

BOVESPA[1] (lot = 1 share) TCSL3: R$7.04 TCSL4: R$5.21
Rio de Janeiro, August 2nd, 2010 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the second quarter of 2010. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a nationwide presence.

NYSE[1] (1 ADR = 10 PN shares) TSU: US$29.81 (1) closing prices of Aug 2 nd, 2010
The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the second quarter of 2009 (2Q09) and first quarter of 2010 (1Q10). The Income Statement and Balance Sheet analysis refers to TIM+Intelig and using 2009 figures in a Pro-forma basis, except when otherwise indicated.

2Q10 Conference Call	2Q10 Highlights

Conference Call in English: August 3rd, 2010, at: 09:00 AM Brasília time 08:00 AM US ET
• Subscriber base grew 17.4% YoY, reaching 44.4 million lines in June, with a net addition of 2.1 million in the 2Q10. The post-paid base reached 6.9 million users, accelerating yearly growth and reaching 341k net adds in the 2Q10 (vs. 42k in 2Q09);

Conference Call in Portuguese: August 3rd, 2010, at: 11:00 AM Brasília time 10:00 AM US ET	• Record of Gross Additions with 6.4 million lines, more than 30% YoY;

• New plans are running at a strong pace for both segments. Infinity pre-paid base reached 27 million lines while Liberty and Infinity post-paid achieved 2.4 million customers. Sound adherence of ‘Chip-avulso’ offer: presented at more than 70% of post-paid gross adds in the 2Q10;

• Highest MOU ever, at 110 minutes (+50.8% YoY) driven largely by on-net traffic. Outgoing traffic is 2x higher than a year ago, and almost 90% of the traffic was concentrated within our network;

For further information, please access the Company’s website: www.tim.com.br/ir	• Network Quality at 100% for the fourth month in a row according to Anatel’s report. Call drop metric continued to show improvement and reached a new low since 2005;

• Net service revenues of R$3,317 million in the 2Q10, a growth of 6.4% YoY, driven by the outgoing voice revenues (+13.8% YoY);

• ARPU stood at R$24.1, flat QoQ. As for SAC, it decreased to R$66 (or 24.2% drop YoY) – reflecting efficiency on acquisition and yielding a SAC/ARPU ratio reduction to 2.7x (vs. 3.3x in the 2Q09);

• OPEX declined 2.9% yearly to R$2,644 million. Efficiency plan continues to play an important role to support commercial activities;

Investor Relations Contacts ri@timbrasil.com.br (+55 21) 4009-3742 / 4009-3446 / 4009-3751	• EBITDA reached R$887 million, a growth of 16.1% YoY and largely supported by the voice service contribution. EBITDA margin reached 25.1% (vs. 21.9% in the 2Q09);

Avenida das Américas, 3434 Bloco 01 6° andar – Barra da Tijuca Rio de Janeiro, RJ - Brazil Zip Code 22640-102 Fax: +55 21 4009-3990	• Net Profit of R$101.4 million in 2Q10 vs R$30.0 million in 1Q10;

• CAPEX totaled R$436.4 million (~12% of net revenues) – focused on 3G roll-out and 2G capacity.

Message from Management

After an important first quarter, we are fully satisfied with the second quarter results – particularly to lead the incremental market share in the quarter with double digit EBITDA growth.

•	2.1 millions of net-adds (subscribers base increase +5% QoQ in the pre and post-paid), resulting in 34.1% incremental market share.

•
Solid EBITDA growth increase of 9.5% QoQ in a peak commercial season, resulting in 25.1% EBITDA margin in this quarter. It is important to note that in IFRS standard, our EBITDA margin reached 28.4 – confirming the structural improvements followed by our turn-around.

•	The increase of 6.4% YoY in service revenue and the EBITDA margin of 25.1% are underscoring company guidance for the year.

In few, we are demonstrating the ability to combine more costumer base, higher traffic and resulting in more revenues and EBITDA.

In this quarter, our subscriber base reached 44.4 million lines, the largest community of users in Brazil. We have been leaders in net addition in the second quarter, with 2.1 million lines – even by following a strict disconnection policy. We highlight the growth in the post-paid segment, with 341k new lines in this quarter, a strong growth when compared to the 42k added in 2Q09. Chip-only offer is leveraging post-paid strong sales, currently more than 70% of our gross-adds are adhering to this model. The Infinity and Liberty plans were marked as a global success, with the addition of nearly 30 million users since the 2Q09.

As a result of this strong community, our outgoing traffic volume grew 113% YoY and reached 12.2 billion minutes, with a MOU of 110 minutes (versus 73 in 2Q09). When considering the Long Distance, we can say that we are very happy with the achievement of the first place in traffic volume.

The great pillar of our base expansion and strong increase in traffic volume is undoubtedly our outstanding network quality, which after the acquisition of Intelig became even more robust. In June, Anatel confirmed for the fourth consecutive month the achievement of 100% of the quality goals, a position that we hope to keep with a lot of work and investment. Only in this quarter, we invested R$436 million, with most of it being allocated to the improvement and expansion of our network. In the first semester of 2010, we activated 4 times more 3G antennas than the same period of 2009 and we have now reached 144 covered cities (against 59 at the end of past year). We maintain our investment plan for this year in R$2.5 billion.

Taking a look at our financial performance, the service revenues recorded an increase of 6.4% YoY, speeding up the pace registered in the previous quarter of 5.4%. If we separate the performance of the outgoing voice revenue, the growth reaches 13.8% YoY. Despite of all commercial initiatives, we succeeded in keeping our operating expenses under strong control, recording a decrease of 3% YoY. As a result, our EBITDA reached R$887 million, 16% higher than the same period of 2009. Our EBITDA margin reached 25.1% in the quarter, an expansion of 320 basis points in comparison to the second quarter of 2009.

We started a new Turn-around with Intelig at the beginning of the year. We re-launched the brand, through a national campaign with the slogan “Intelig is now TIM”, in addition of stimulating the usage of Intelig’s 23 long distance code. In the same time we sped up the integration process with TIM, both in the infrastructure and converging offers (especially for the corporative segment). The result of such initiatives can be seen in the growth of Intelig’s revenue, being 26% higher than the same period of 2009, growth that will be even faster in the next quarters.

For the second semester of 2010, we count on a more solid proprietary infrastructure, which will allow us to push data services. In July, we launched the new TIM Web, timed Internet access plan, an innovative tariff concept in which the plans are based on use of minutes instead of amount of Bits used.

Still in this semester, we will keep accelerating the fixed-mobile substitution and we hope to shift fixed revenues to the mobile sector, through a convenient and simple proposal for our clients (i.e. Chip-only model, unlimited local traffic and long distance within TIM’s network).

We believe that each quarter we have a better Company, with an ever-growing brand, an innovative and different offer, a quality network and maintaining growth with profitability.

Luca Luciani

Operational Performance

Brazilian Market Overview

Growth fueled by stronger economy and multiple SIM cards
Brazilian mobile market reached 185,1 million lines by the end of 2Q10, a yearly growth of 16.0% (vs. 19.9% in 2Q09). Penetration rate in Brasil increased to 96% in the 2Q10, from 83% in the same period last year. The mobile market growth has been supported by: i) stronger economy with a higher credit offer and lower unemployment rates, ii) increase of Multiple SIM-Card sales (mostly in the pre-paid segment), and iii) different disconnection policies among operators.

Total net additions in the second quarter totalled 6.0 million versus 5.9 million in the same period last year, an increase of 1.4% and +17.0% QoQ.

Breaking down the base into pre-paid and post-paid segments, the first reached 152.4 million users in the quarter (+16.7% YoY), and accounting for 82.3% of total market. As for the post-paid, total users reached 32.7 million, a 12.8% increase versus the same period last year.

TIM’s Performance

Net adds leadership in the quarter
Total subscriber base ended the second quarter with 44.4 million lines, 17.4% up from 2Q09, and representing a market share of 24.0%. Total net additions in the period came in at 2.1 million lines, reaching 34% of net share in the quarter (vs. 24% in 1Q10 and 29% in 2Q09). TIM was the net adds leader in the quarter despite a restrict disconnection policy. New plans, such as Infinity and Liberty are supporting the improvement in the operational performance.

Gross Adds rose to a record…
Gross additions rose to a record of 6.4 million lines in a quarter, up 31.1% in the yearly comparison, with the growth pace was followed by both segments pre and post-paid. It is worth highlighting that the adherence of Chip-only in the post-paid segment already accounts for more than 70% of gross adds, an evidence of the great success of this new model approach for the segment.

...with >70% in chip-only model
Our disconnections reached 4.3 million, with a churn rate of 10.1% in the quarter, slightly flat QoQ and registering growth YoY. The churn performance reflects Company´s strong commercial activity in the last quarters, maintaining gross adds and churn at strong pace, although TIM is consistently reducing SAC each quarter.

Subscriber base

The post-paid segment reached 6.9 million users, a 11.7% YoY growth vs. +6.9% in 1Q10. Since 2Q09, TIM has been consistently increasing post-paid net additions and scored in this quarter 341k new adds (vs. 42k in 2Q09), resulting in a post-paid mix of net adds of 16.6% (vs. 2.4% in 2Q09). Liberty and Infinity plans (together with Chip-only model) ended the quarter with 2.4 million post-paid customers.

>27 million users in Infinity plan
In the pre-paid front, total users reached 37.5 million, up 18.5% YoY - largely impacted by the Infinity plan, which has passed over 27 million users (more than 70% of the base) and promoted an increase of ~80% YoY in the pre-paid MOU.

Network quality at the highest level
Network & Quality: Our GSM coverage achieved 94% of the country’s urban population, serving around 3,198 cities. Despite strong traffic increase in the 2Q10, TIM scored 100% of network quality according to Anatel, reaching a new low for Call Drop rate since 2005 (to 0.71% in 2Q10 from 1.06% in 2Q09). Such result reinforces TIM’s commitment to provide the highest standard for voice service quality, amid a consistent traffic increase following MOU intensive strategy.

As for data coverage, TIM provides GPRS technology to 100% of its footprint, while ~80% is covered by EDGE technology. The Third Generation Technology (3G) had its roll-out speeded-up and now it is present in 144 cities – reaching ~50% of urban population in Brazil. We expected to further accelerate the 3G roll-out in 3Q10.

Marketing Performance

In the 2Q10, TIM consolidated the offers launched last year. For the ‘consumer’ segment, the company maintained the Infinity and Liberty offers, together with the ‘chip avulso’, stimulating high usage (local + LD) leverage by the community based. Moreover, TIM also targeted the corporate market, creating new offers through its business channel and promoting Intelig services.

For the post-paid segment, TIM maintained the offers launched in the 1Q10, and created new plans such as the ‘TIM Turbo’ that offers promotional fees to new services like the ‘Predileto ilimitado’ and ‘Predileto DDD’ where the client pays a monthly fee and talks unlimited to a chosen number. In the business market, TIM launched the Uno, Due, Tre plan, an initiative focused in the SME sector that offers mobile, fixed and internet providing convergent services and reducing cost at the same time.

As for the pre-paid segment, TIM continued to promote the Infinity plan with the promotional 25 cents per call (local and LD). For the Mother’s day (an important date to the sector), the company pledged to extend the promotion until 2014 if Brazil had won the world cup.

As for the data service, TIM created new promotions to push the use of SMS and mobile internet. In ‘TIM Turbo’, consumers pay a fee to use data services unlimited during a time according to the plan chosen. Moreover, in partnership with the other three main operators, TIM also launched the ‘Torpedão Campeão’ promotion that seeks to leverage SMS usage in Brazil.

Additionally, the Company entered in a partnership with IBM to offer the ‘IBM Lotus Traveller’, a tool that allows consumers to access e-mail through IBM Lotus Notes software. The service aimed at the top clients (1000 biggest companies in Brazil) with the objective to promote migration of corporative collaboration tools to mobile devices.

On the handset side, TIM maintained the strategy of cutting subsidies, focusing on service rather than the handset which continued to be sold based on ‘Chip Avulso’ approach with 12 installments. Moreover, the handset portfolio is always being renewed with innovative devices like the Motorola Quench, the first Smartphone with Motoblur in TIM’s portfolio and the Samsung Live Star, a device that comes with digital TV.

We also had some specific social campaigns. In April, we created a channel to receive donations to support the victims of the rains that flooded the city of Rio de Janeiro.

On the Fixed service market, the company started to sell the ‘TIM Fixo Pré’, a fixed voice service for pre-paid users (with no monthly fee or minimal recharge requirement). To promote the new offer, TIM prepared the promotion `recarga bonificada’ where the client receives 10 times the amount of the recharge to use in local calls and on-net calls (fixed and mobile).

Launching Intelig’s turn- around
As for Intelig, we are speeding up the integrated offers with TIM and already launched an innovative and economic offer for the SME sector called ‘Sem Fronteiras’. Providing voice and data services at a competitive price, the Company intends to break paradigms and change the usage habits of its clients. Moreover, the Company launched a new brand with the message ‘Intelig agora é TIM’ allowing both companies to widen its service portfolio with convergent offers.

In summary, 2010’s second quarter marked the consolidation of a strategy started in 2009’s: Stimulating the on-net traffic within the largest community base in Brazil (local and LD), supported by a more robust infrastructure and also reducing the handset subsidies.

Financial Performance

Selected financial data – Revenues

DESCRIPTION	2Q10	2Q09	% Y-o-Y	1Q10	% Q-o-Q
	TIM+Intelig	TIM+Intelig		TIM+Intelig
R$ thousands
Gross Revenues	4,943,645	4,779,798	3.4%	4,639,624	6.6%
Telecommunications Services	4,550,335	4,206,468	8.2%	4,340,918	4.8%
Telecommunications Services & Others - Mobile	4,235,397	3,932,696	7.7%	4,071,807	4.0%
Usage and Monthly fee	2,143,272	1,950,420	9.9%	2,038,987	5.1%
Value added services - VAS	550,227	483,284	13.9%	484,153	13.6%
Long distance	591,452	453,087	30.5%	570,508	3.7%
Interconnection	902,224	978,828	-7.8%	918,789	-1.8%
Others	48,222	67,077	-28.1%	59,370	-18.8%
Telecommunications Services & Others - Fixed	314,938	273,772	15.0%	269,111	17.0%
Handset sales	393,310	573,330	-31.4%	298,706	31.7%
Discounts and deductions	(1,412,904)	(1,293,788)	9.2%	(1,370,181)	3.1%
Taxes and discounts on services	(1,232,848)	(1,088,470)	13.3%	(1,194,988)	3.2%
Taxes and discounts on handset sales	(180,056)	(205,318)	-12.3%	(175,193)	2.8%
Net Revenues	3,530,741	3,486,010	1.3%	3,269,443	8.0%
Services	3,317,487	3,117,998	6.4%	3,145,930	5.5%
Products	213,254	368,012	-42.1%	123,513	72.7%

Operating Revenues

Gross service revenues: +8.2% YoY
Gross service revenues registered a growth of 8.2% YoY, reaching R$4,550 million in the quarter (or 7.7% when comparing only mobile operations). Gross product revenues amounted to R$393 million, a sharp drop of 31.4% YoY. As a result, total gross revenues reached R$4,944 million in the 2Q10, an increase of 3.4% when compared to the same period a year ago.

The main gross revenues breakdown and highlights for the mobile business are presented as follows:

Positive elasticity on traffic… Outgoing revenues grew 13.8%
Voice outgoing revenues (usage+LD) continued to register a significant improvement YoY, growing by 13.8% in the 2Q10. The performance was backed by local and LD services, as a result of the positive traffic growth elasticity, coming from ‘Infinity’ and ‘Liberty’ plans. Voice strategy continues to promote usage within TIM community (both for local and LD calls). Outgoing traffic this quarter was 2x higher when compared to the same period of last year, being almost 90% on-net.

Usage and monthly fee revenues achieved R$2,143 million this quarter, a yearly growth of 9.9%. The usage revenue growth follows the strong on-net traffic increase in the period, thus improving revenues without bringing additional interconnection cost.

Promoting Fixed-Mobile substitution
Long distance revenues reached R$591 million in the quarter, a jump of 30.5% when compared to 2Q09, showing a YoY growth speed up when comparing to the previous quarter. TIM continues to leverage on long distance service to provide a distinctive and unique value proposition for its users. TIM has been stimulating the fixed to mobile substitution as a way to unlock hidden value from LD pre-paid traffic. Following this approach, the company was able to reach a remarkable #1 position in the LD traffic volume (with around 27% of share).

MTR exposure continues to drop (20% of gross serv. rev.)
Interconnection revenues drop 7.8% YoY to R$902 million, following incoming traffic drop, as a consequence of our offer but also a market trend. TIM offers has been changing customer’s traffic profile, from receivers to callers, thus reducing MTR dependency. As a result, incoming revenues now represents 27% of net service revenues (vs. 31% a year ago).

VAS revenues amount to R$550 million, a growth of 13.9% YoY. In June, TIM enlarged its data portfolio by launching ‘TIM Turbo’, a data package for SMS and mobile browsing use. Data offer should accelerate in the next quarter, together with data portfolio remodeling. VAS revenues represented 12% of gross service revenues in the 2Q10.

Handset revenues continued to register a significant downward trend, coming at R$393 million and down 31.4% vs. 2Q09 - following ‘TIM Chip only’ strategy. The strategy has had high adherence among new acquisitions, with more than 70% of post-paid gross additions in this quarter came in chip only model. Even tough, TIM posted a significant increase in gross adds in 2Q10 (>30% YoY).

Starting a new turn-around
Fixed revenues, which includes Intelig and TIM fixo, totaled R$315 million in the 2Q10, 15% higher when compared to the same period last year. As of the beginning of the year, Intelig had its brand reshaped and corporate offer remodeled, supporting the YoY revenue growth, which should continue to accelerate in the coming quarters.

Consolidated Net service revenues reached R$3,317 million in the quarter, an increase of 6.4% when compared to the same period last year (vs a YoY growth of 5.4% in the previous quarter). The improvement was largely supported by the outgoing voice revenues.

High usage while maintaining high quality network
MOU (minutes of use) continued to show a significant yearly expansion, reaching a record of 110 minutes in 2Q10, up 51% vs. 73 minutes in 2Q09. The increase has been supported by our voice offers which were able to double our outgoing traffic in 1 year, largely supported by traffic within our network. The success of our voice strategy is also reflecting on interconnection cost and increasing profitability.

ARPU grew QoQ to R$24.1
ARPU (average revenue per user) was R$24.1 in the quarter, posting an increase of 0.7% QoQ and showing positive elasticity. The yearly reduction of 10.1% is explained by market trend of multiple pre-paid SIM Card effect, penetration rate increase in lower income classes and incoming revenues drop.

Selected financial data – Operating Costs and Expenses

DESCRIPTION	2Q10 TIM+Intelig	2Q09 TIM+Intelig	% Y-o-Y	1Q10 TIM+Intelig	% Q-o-Q
R$ thousands
Operating Expenses	(2,644,095)	(2,722,130)	-2.9%	(2,459,645)	7.5%
Personnel expenses	(146,779)	(155,240)	-5.5%	(151,893)	-3.4%
Selling & marketing expenses	(854,498)	(841,502)	1.5%	(790,155)	8.1%
Network & interconnection	(1,044,935)	(1,008,787)	3.6%	(1,022,261)	2.2%
General & administrative	(125,981)	(128,907)	-2.3%	(112,179)	12.3%
Cost Of Goods Sold	(355,297)	(466,727)	-23.9%	(272,930)	30.2%
Bad Debt	(90,458)	(95,671)	-5.4%	(92,627)	-2.3%
Other operational revenues (expenses)	(26,147)	(25,296)	3.4%	(17,600)	48.6%

Operating Costs and Expenses

OPEX drop despite intense commercial activity	Total Operating costs and expenses declined 2.9% YoY to R$2,644 million in the 2Q10. TIM´s efficiency plan, chip-only strategy and a more rational market approach continues to play an important role to cost reduction and to support the commercial activities.

Costs and expenses breakdowns are presented as follows:

Personnel expenses dropped 5.5% reaching R$147 million. The drop has been driven by Company´s restructuring towards commercial focus and headcount reduction of 13.3% YoY.

Increase driven by Advertising, Commissioning and Fistel	Selling & Marketing expenses amount to R$854 million, 1.5% higher when compared to the same period last year. Commercial activities remained intense during the 2Q10, leading a growth on advertising and publicity expenses, commissioning and Fistel taxes. The increase was partially offset by a reduction on third-party services and expenses related to handset sales.

ITX cost drop amid significant 2x traffic volume	Network and Interconnection cost reach R$1.045 million in the 2Q10, up 3.6% YoY. The increase was concentrated in the network fixed costs, following a more aggressive 3G interconnection roll-out and network cost reduction integration YoY – with amid Intelig. a significant The outgoing increase traffic was partially increase of offset 2x YoY by which was fully concentrated within our network and bringing no additional interconnection cost. Today, almost 90% of the traffic is on-net (local and LD), where customers are benefiting from the largest community in Brazil.

General and Administrative expenses (G&A) totaled R$126 million in the 2Q10, practically flat when compared to the 2Q09.

Cost of Goods Sold was down 23.9% YoY to R$355 million in the quarter mainly explained by TIM´s Chip-only strategy.

Bad debt drop 5% YoY vs. post-paid base increase of 12%
Bad Debt expenses reduced to R$90 million, down 5.4% YoY, while the post-paid base increased 11.7%. TIM has been consistently reducing the bad debt each quarter, an evidence of rational go-to-market approach based on naked SIM sales and efficient customer credit scoring. As a result, Bad debt as a percentage of net service revenues, reached 2.7% in this quarter, down from 3.1% registered in 2Q09.

SAC at R$66 drop of 24.2% YoY
Subscriber Acquisition Costs (SAC = subsidy + commissioning + full advertising expenses) reduced to R$66 in the quarter, a significant YoY drop of 24.2%. The performance reflects our efficiency on acquisition, although still posting a significant increase in gross adds by more than 30% in both segments. SAC/ARPU ratio at 2.7x continue to decline (vs. 3.3x in the 2Q09).

EBITDA

MTR exposures at 28% of EBITDA
EBITDA (earnings before interests, taxes, depreciation and amortization) reached R$887 million (or R$1,012 million under IFRS), the number represents an expansion of R$123 million YoY or 16.1% growth in the period.

The expansion is mainly explained by the performance of voice outgoing service contribution (voice revenues – interconnection costs), which registered a growth rate of 18.7% YoY. At the same time, TIM continues to push SIM-only sales and reducing the dependency of interconnection on EBITDA, from 40% to 28% in 1 year, still maintaining a downward trend each quarter. Today, TIM has the lowest dependency on MTR compared to main peers.

As a result, EBITDA margin reached 25.1% (or 28.4% in IFRS figure), a sound increase when compared to 2Q09 EBITDA margin of 21.9%. The improvement is an  evidence of good balance between commercial approach and profitability focus.

EBITDA and EBITDA margin

Depreciation and Amortization

Depreciation and amortization accounted for R$672 million in the second quarter, a drop of 0.9% when compared to the 2Q09 and an increase of 0.8% QoQ.

EBIT

EBIT (earnings before interest and taxes) totaled R$214 million in the 2Q10. In a yearly comparison, EBIT performed well above R$85 million registered in the 2Q09 (or 150.5% increase YoY) - following a greater EBITDA result in the quarter.

Net Financial Result

Net financial expenses totaled R$62 million in the quarter versus R$265 million positive result registered a year ago. The 2Q09 result was impacted by FX variation gain of R$343 million from a non-hedged debt of Intelig in 2Q09. Excluding this effect, the number would be negative in R$78 million.

Income and Social Contribution Taxes

Income and Social Contribution taxes came at R$50.7 million, a YoY increase of 33.5%.

Net Profit

Consolidated Net Profit (TIM+Intelig) reached R$101.4 million in 2Q10, against a profit of R$313.0 million in 2Q09, only due to the positive impact from the FX gain in 2Q09 (as described above). Considering TIM only (excluding Intelig), net income was positive in R$106.7 million (vs a loss of R$15.2 million in 2Q09).

CAPEX (Investments)

Investments totaled R$436.4 million in the 2Q10 (~12% of net revenues), an increase of 3.3% YoY. When considering only network, investments increased by 23% YoY –concentrated on 2G capacity expansion and 3G roll-out speed-up.

Net financial position and free cash flow

Gross Debt amounted to R$ 4,224 million (of which 62% long term), up from R$3,673 million in 2Q09. Such increase is due to new disbursement of soft loans granted by BNDES and EIB in the past quarter. Company’s debt is composed by long-term financing from BNDES (Brazilian Economic and Social Development Bank), BNB (Banco do Nordeste do Brasil) and EIB (European Investment Bank), as well as borrowings from other local and international financial institutions.

Approximately 27% of our total debt is denominated in foreign currency (USD and JPY), and it is 100% hedged in local currency. Average cost of debt stood at 10.0% in the 2Q10 compared to 10.9% in the 2Q09.

Cash and Cash equivalents reached R$ 1,703 million, resulting in a net debt position of R$ 2,520 million, lower 13% (R$380 million) when compared to 2Q09.

Operating Free Cash Flow was R$229 million, a decrease of 43.7% when compared to the same period of last year. The result was impacted mostly by Capex increase and changes in working capital. In addition, Non Operating Free Cash Flow had an impact of R$204 million in this quarter from the payment of dividends.

Ownership Breakdown

NUMBER OF SHARES
Common	%	Preferred	%	Total	%
843,281,477	34.06	1,632,453,583	65.94	2,475,735,060	100.00

About TIM Participações S.A.

TIM Participações S.A. is a holding company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 94% of the urban population – the widest GSM coverage in Brazil, with presence in 3,198 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, ~80% using EDGE, besides having a sophisticated Third Generation (3G) network serving around 50% of the country’s urban population. The Company has international roaming agreements for TIM clients with more than 450 networks available in more than 200 countries across six continents.

  Integrated company with a nationwide footprint since 2002
  Network: largest GSM coverage and proven quality
  Innovative offers: new concepts leveraging TIM community
  Brand: associated to innovation and quality attributes
  Sustainability: Maintained in ISE index for 2009/2010

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’, in addition to the sophisticated ‘Da Vinci’. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, the largest in the country, with more than 44 million lines in Brazil.

In December 2009, the company concluded the merger of 100% of Intelig, which provides fixed, long distance telephony and data transmission services in Brazil. The merger, announced in April last year, is supporting the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

TIM Participações is a publicly-held company, whose shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a select group of companies of the Corporate Sustainability Index(ISE) of BM&FBOVESPA.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:	Balance Sheet
Attachment 2:	Income Statements
Attachment 3:	2009 Income Statements (Pro-forma TIM + Intelig)
Attachment 4:	Cash Flow Statements
Attachment 5:	EBITDA
Attachment 6:	Consolidated Operational Indicators
Attachment 7:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.tim.com.br/ir

Attachment 1
TIM PARTICIPAÇÕES S.A.
Balance Sheet (BR GAAP)
(R$ Thousand)

DESCRIPTION	2Q10	1Q10	% Q-o-Q	2Q09*

ASSETS	16,589,558	16,513,559	0.5%	14,518,318

CURRENT ASSETS	6,113,448	5,844,023	4.6%	4,812,942
Cash and cash equivalents	1,686,980	1,505,403	12.1%	763,029
Short-term investments	16,457	16,016	2.8%	10,083
Accounts receivable	2,649,504	2,334,461	13.5%	2,470,139
Inventories	227,941	276,933	-17.7%	439,149
Recoverable Taxes	898,433	870,942	3.2%	627,150
Deferred income and social contribution taxes	16,211	19,820	-18.2%	27,501
Prepaid expenses	476,752	639,105	-25.4%	416,782
Derivative contracts	57,452	54,231	5.9%	25,566
Other assets	83,718	127,112	-34.1%	33,543

NONCURRENT	10,476,110	10,669,536	-1.8%	9,705,376
Noncurrent assets
Long-term investments	16,641	15,084	10.3%	9,945
Accounts receivable	30,065	35,353	-15.0%	-
Recoverable Taxes	269,419	229,597	17.3%	262,309
Deferred income and social contribution taxes	181,303	196,886	-7.9%	110,763
Judicial deposits	334,499	306,786	9.0%	160,876
Prepaid expenses	15,869	14,181	11.9%	11,808
Derivative contracts	31,822	31,831	0.0%	65,313
Other assets	11,934	11,934	0.0%	7,017

Permanent Assets
Property, plant and equipment	5,136,565	5,296,068	-3.0%	4,452,588
Intangibles	4,356,039	4,430,349	-1.7%	4,494,753
Deferred	91,954	101,467	-9.4%	130,004

LIABILITIES	16,589,558	16,513,559	0.5%	14,518,318

CURRENT LIABILITIES	4,752,642	4,864,890	-2.3%	3,822,239
Suppliers	2,241,615	2,272,529	-1.4%	1,789,795
Loans and financing	1,596,944	1,369,945	16.6%	1,103,743
Derivative contracts	51,514	53,037	-2.9%	103,633
Salaries and related charges	117,311	117,293	0.0%	114,955
Taxes, charges and contributions	601,989	711,909	-15.4%	579,988
Dividends payable	23,711	224,601	-89.4%	25,438
Other liabilities	119,558	115,576	3.4%	104,687

NONCURRENT LIABILITIES	3,382,856	3,296,003	2.6%	3,064,884
Loans and financing	2,556,475	2,648,527	-3.5%	2,471,151
Derivative contracts	108,118	93,467	15.7%	85,410
Provision for contingencies	209,696	207,376	1.1%	256,298
Pension plan	7,401	7,464	-0.8%	6,291
Taxes, charges and contributions	198,696	37,295	432.8%	-
Asset retirement obligations	252,865	243,156	4.0%	225,337
Other liabilities	49,605	58,718	-15.5%	20,397

SHAREHOLDERS' EQUITY	8,454,060	8,352,666	1.2%	7,631,195
Capital	8,149,096	8,149,096	-	7,632,371
Capital reserves	15,569	15,569	-	15,569
Income reserves	158,050	158,050	-	142,516
Net Income for the period	131,345	29,951	338.5%	(159,261)
* TIM Stand Alone

Attachment 2
TIM PARTICIPAÇÕES S.A.
Income Statements Pro-forma TIM Stand Alone Basis (BR GAAP)
(R$ Thousand)

DESCRIPTION	2Q10 TIM Only	2Q09 TIM Only	% Y-o-Y	1Q10 TIM Only	% Q-o-Q
Net Revenues	3,351,635	3,335,487	0.5%	3,120,220	7.4%
Services	3,138,381	2,967,475	5.8%	2,996,708	4.7%
Products	213,254	368,012	-42.1%	123,512	72.7%
EBITDA	859,274	736,016	16.7%	805,853	6.6%
EBITDA Margin	25.6%	22.1%	3.6 p.p	25.8%	-0.2 p.p

Income Statements TIM+Intelig (BR GAAP)
(R$ Thousand)

DESCRIPTION	2Q10 TIM+Intelig	2Q09 TIM+Intelig	% Y-o-Y	1Q10 TIM+Intelig	% Q-o-Q
Gross Revenues	4,943,645	4,779,798	3.4%	4,639,624	6.6%
Telecommunications Services	4,550,335	4,206,468	8.2%	4,340,918	4.8%
Telecommunications Services & Others - Mobile	4,235,397	3,932,696	7.7%	4,071,807	4.0%
Usage and Monthly fee	2,143,272	1,950,420	9.9%	2,038,987	5.1%
Value added services - VAS	550,227	483,284	13.9%	484,153	13.6%
Long distance	591,452	453,087	30.5%	570,508	3.7%
Interconnection	902,224	978,828	-7.8%	918,789	-1.8%
Others	48,222	67,077	-28.1%	59,370	-18.8%
Telecommunications Services & Others - Fixed	314,938	273,772	15.0%	269,111	17.0%
Handset sales	393,310	573,330	-31.4%	298,706	31.7%
Discounts and deductions	(1,412,904)	(1,293,788)	9.2%	(1,370,181)	3.1%
Taxes and discounts on services	(1,232,848)	(1,088,470)	13.3%	(1,194,988)	3.2%
Taxes and discounts on handset sales	(180,056)	(205,318)	-12.3%	(175,193)	2.8%
Net Revenues	3,530,741	3,486,010	1.3%	3,269,443	8.0%
Services	3,317,487	3,117,998	6.4%	3,145,930	5.5%
Products	213,254	368,012	-42.1%	123,513	72.7%
Operating Expenses	(2,644,095)	(2,722,130)	-2.9%	(2,459,645)	7.5%
Personnel expenses	(146,779)	(155,240)	-5.5%	(151,893)	-3.4%
Selling & marketing expenses	(854,498)	(841,502)	1.5%	(790,155)	8.1%
Network & interconnection	(1,044,935)	(1,008,787)	3.6%	(1,022,261)	2.2%
General & administrative	(125,981)	(128,907)	-2.3%	(112,179)	12.3%
Cost Of Goods Sold	(355,297)	(466,727)	-23.9%	(272,930)	30.2%
Bad Debt	(90,458)	(95,671)	-5.4%	(92,627)	-2.3%
Other operational revenues (expenses)	(26,147)	(25,296)	3.4%	(17,600)	48.6%
EBITDA	886,646	763,880	16.1%	809,798	9.5%
EBITDA Margin	25.1%	21.9%	3.2 p.p	24.8%	0.3 p.p
Depreciation & amortization	(672,470)	(678,387)	-0.9%	(667,215)	0.8%
Depreciation	(377,677)	(373,021)	1.2%	(374,665)	0.8%
Amortization	(294,793)	(305,366)	-3.5%	(292,550)	0.8%
EBIT	214,176	85,493	150.5%	142,583	50.2%
EBIT Margin	6.1%	2.5%	3.6 p.p	4.4%	1.7 p.p
Net Financial Results	(62,100)	265,439	-	(73,709)	-15.7%
Financial expenses	(297,750)	(28,631)	940.0%	(290,149)	2.6%
Financial income	235,650	294,070	-19.9%	216,440	8.9%
Income before taxes	152,076	350,932	-56.7%	68,874	120.8%
Income tax and social contribution	(50,682)	(37,956)	33.5%	(38,923)	30.2%
Net Income	101,394	312,976	-67.6%	29,951	238.5%

     Attachment 3
TIM PARTICIPAÇÕES S.A.
2009 Income Statements (BR GAAP)
Pro-forma TIM+Intelig
(R$ Thousand)

DESCRIPTION	1Q09	2Q09	3Q09	4Q09	2009

Gross Revenues	4,457,639	4,779,798	4,822,618	4,958,063	19,018,118
Telecommunications Services	4,080,107	4,206,468	4,334,353	4,635,564	17,256,492
Telecommunications Services & Others - Mobile	3,838,438	3,932,696	4,050,855	4,360,276	16,182,265
Usage and Monthly fee	1,869,488	1,950,420	2,019,782	2,228,491	8,068,181
Value added services - VAS	429,683	483,284	495,580	488,640	1,897,187
Long distance	454,439	453,087	468,051	567,543	1,943,120
Interconnection	1,036,307	978,828	993,839	997,975	4,006,949
Others	48,521	67,077	73,603	77,627	266,828
Telecommunications Services & Others - Fixed	241,669	273,772	283,498	275,288	1,074,227
Handset sales	377,532	573,330	488,265	322,499	1,761,626
Discounts and deductions	(1,283,952)	(1,293,788)	(1,382,966)	(1,415,912)	(5,376,618)
Taxes and discounts on services	(1,095,109)	(1,088,470)	(1,148,834)	(1,249,095)	(4,581,508)
Taxes and discounts on handset sales	(188,843)	(205,318)	(234,132)	(166,817)	(795,110)
Net Revenues	3,173,687	3,486,010	3,439,652	3,542,151	13,641,500
Services	2,984,998	3,117,998	3,185,519	3,386,469	12,674,984
Products	188,689	368,012	254,133	155,682	966,516
Operating Expenses	(2,555,232)	(2,722,130)	(2,667,310)	(2,560,514)	(10,505,186)
Personnel expenses	(175,744)	(155,240)	(161,138)	(153,361)	(645,483)
Selling & marketing expenses	(719,572)	(841,502)	(887,604)	(919,214)	(3,367,892)
Network & interconnection	(1,067,668)	(1,008,787)	(1,055,408)	(1,083,522)	(4,215,385)
General & administrative	(118,442)	(128,907)	(117,699)	(123,980)	(489,028)
Cost Of Goods Sold	(324,451)	(466,727)	(335,308)	(203,340)	(1,329,826)
Bad Debt	(138,235)	(95,671)	(102,887)	(82,353)	(419,146)
Other operational revenues (expenses)	(11,120)	(25,296)	(7,266)	5,256	(38,426)
EBITDA	618,455	763,880	772,342	981,637	3,136,314
EBITDA Margin	19.5%	21.9%	22.5%	27.7%	23.0%
Depreciation & amortization	(671,968)	(678,387)	(693,589)	(648,742)	(2,692,686)
Depreciation	(367,900)	(373,021)	(379,906)	(375,262)	(1,496,089)
Amortization	(304,068)	(305,366)	(313,683)	(273,480)	(1,196,597)
EBIT	(53,513)	85,493	78,753	332,895	443,628
EBIT Margin	-1.7%	2.5%	2.3%	9.4%	3.3%
Net Financial Results	(68,797)	265,439	88,603	(31,912)	253,333
Financial expenses	(286,507)	(28,631)	(74,618)	(198,497)	(588,253)
Financial income	217,710	294,070	163,221	166,585	841,586
Income before taxes	(122,310)	350,932	167,356	300,983	696,961
Income tax and social contribution	(42,929)	(37,956)	27,579	47,790	(5,516)
Net Income (Loss)	(165,239)	312,976	194,935	348,773	691,445

Attachment 4
TIM PARTICIPAÇÕES S.A.
Cash Flow Statements (BR GAAP)
(R$ Thousand)

	2Q10	2Q09*	%	1Q10%

EBIT	214,176	88,565	141.8%	142,583	50.2%

Depreciation and Amortization	672,470	647,450	3.9%	667,215	0.8%
Capital Expenditures	(436,350)	(422,499)	3.3%	(575,847)	-24.2%
Changes in Net Operating Working Capital	(221,272)	93,024	-	(949,786)	-76.7%

FREE OPERATING CASH FLOW	229,024	406,540	-43.7%	(715,835)	-

Income and Social Contribution Taxes	(31,491)	(27,234)	15.6%	(26,034)	21.0%
Dividends and Interest on Capital	(200,891)	(167,927)	19.6%	(51)	N.A.
Net Financial Revenue	(62,100)	(65,857)	-5.7%	(73,709)	-15.7%
Judicial Deposits	(24,831)	(8,842)	180.8%	(77,565)	-68.0%
LT Taxes, Interests and Contributions	161,401	-	-	8,154	1879.4%
Other changes	(33,958)	(19,378)	75.2%	11,383	-

NET CASH FLOW	37,154	117,302	-68.3%	(873,656)	-
* TIM Stand Alone

Attachment 5 T
IM PARTICIPAÇÕES S.A.
EBITDA
(R$ Thousand)

EBITDA Reconciliation	2Q10	2Q09*	% Y-o-Y	1Q10	% Q-o-Q

Net Income	101,394	312,976	-67.6%	29,951	238.5%
(+) Provision for Income Tax and Social Contribution	(50,682)	(37,956)	33.5%	(38,923)	30.2%
(+) Net Financial Results	(62,100)	265,439	-	(73,709)	-15.7%
EBIT	214,176	85,493	150.5%	142,583	50.2%
(+) Amortization and Depreciation	(672,470)	(678,387)	-0.9%	(667,215)	0.8%
EBITDA	886,646	763,880	16.1%	809,798	9.5%
* Pro-forma TIM+Intelig

Attachment 6
TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators
TIM Stand Alone

	2Q10	2Q09	1Q10	% Y-o-Y	% Q-o-Q

Brazilian Wireless Subscriber Base (million)	185.1	159.6	179.1	16.0%	3.4%
Estimated Total Penetration	95.9%	83.5%	93.0%	12.5 p.p.	2.9 p.p.
Municipalities Served - TIM GSM	3,198	2,944	2,970	8.6%	7.7%
Market Share	24.0%	23.7%	23.6%	0.3 p.p.	0.3 p.p.
Total Lines ('000)	44,413	37,826	42,356	17.4%	4.9%
Prepaid	37,469	31,610	35,754	18.5%	4.8%
Postpaid	6,944	6,216	6,602	11.7%	5.2%
Gross Additions ('000)	6,366	4,855	5,462	31.1%	16.5%
Net Additions ('000)	2,057	1,729	1,254	-	64.0%
Churn	10.1%	8.6%	10.0%	1.5 p.p	0.1 p.p
ARPU (R$)	24.1	26.8	24.0	-10.1%	0.7%
MOU	110	73	100	50.8%	10.5%
SAC (R$)	66	88	78	-24.2%	-15.3%
Investment (R$ million)	436.4	422.5	575.8	3.3%	-24.2%
Employees	8,815	10,172	8,950	-13.3%	-1.5%

Attachment 7

Glossary

Financial Terms	Operational Indicators

Bad Debt (PDD) – Provision for estimated amount of accountsreceivable.(customer balance).that has been determined to beuncollectible.
CAPEX (capital expenditure) – capital investment.
EBIT = Earnings before interest and tax.
EBITDA = Earnings before interest, tax, depreciation andamortization.
EBITDA Margin = EBITDA / Operating Net Revenue.
Net Debt = Gross debt – cash.
Net debt / EBITDA = Index wichs evaluates the Company’sability to pay its debt with the generation of operating cash of theperiod.
Operating Cash Flow = EBITDA – CAPEX.
PL – Shareholders’ Equity.
Subsidy = (net revenue from goods – cost of sales + vendorsdiscounts) / gross additions.
Working Capital = Operational current assets – operationalcurrent liabilities.

Technology and Services

CSP – Carrier Selection Code to long distance calls.
EDGE (Enhanced Data rates for Global Evolution) – techniquedeveloped to increase the speed of data transmission via cellphone, creating a real broadband for handsets with the GSMtechnology. The first EDGE handsets available offer speed thatcan reach up to 200 Kbps, depending on the handset model.
GSM (Global System for Móbile Communications) – A systemstoring and coding cell phone data, such as user calls and data.The GSM is now the standard most used in the world.
SMP – Personal Mobile Services.
SMS (Short Message Service) – Ability to send and receivealphanumerical messages.
3G/HSDPA (High-Speed Downlink Packet Access) – 3Gtechnology capable of proceed data transmission with higherspeed, allowing the internet access through high speedconnections to mobile users.

ARPU (Average Revenue per User) – Average total net serviceRevenue per customers in the period.
ARPM (Average Revenue per Minute) – ARPU / MOU
Churn rate – Percentage of the disconnections from customerbase during the period.
Customers – Number of access in service.
Gross additions – Total of customers acquired in the period.
Market penetration = (Company’s total number of customers +estimated number of customers of competitors) / each 100inhabitants in the Company’s operating area.
Market Share – Company’s total number of customers / numberof customers in its operating area.
MOU (minutes of use) – monthly average in minutes of trafficper customer = (total number of outgoing minutes + incomingminutes) / monthly average of customers in the period.
Net additions = Gross additions – number of customersdisconnected.
SAC (Customer acquisition cost) = (subsidy + commissions +advertising & promotions) / gross additions.
VU-M – Mobile termination rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 03, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.